Synalloy Corporation

Exhibit 21    Subsidiaries of the Registrant

All of the Company's subsidiaries are wholly owned. All subsidiaries are included in the Company's consolidated financial statements. The subsidiaries are as follows:

Synalloy Metals, Inc., a Tennessee corporation
Bristol Metals, LLC, a Tennessee limited liability corporation

Manufacturers Soap and Chemicals Company, a Tennessee corporation
Manufacturers Chemicals, LLC, a Tennessee limited liability corporation

Ram-Fab, LLC, a South Carolina limited liability corporation

Metchem, Inc., a Delaware corporation

Synalloy Fabrication, LLC, a South Carolina limited liability corporation

Palmer of Texas Tanks, Inc., a Texas corporation (formerly Lee-Var, Inc.)

SynTrans, LLC, a Texas limited liability corporation

CRI Tolling, LLC, a South Carolina limited liability corporation

Specialty Pipe & Tube, Inc., a Delaware corporation